Exhibit 99.1

NOTICE OF
SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 3, 2025

To the shareholders and American Depositary Share (“ADS”) holders of Can-Fite BioPharma Ltd. (the “Company”):

Notice is hereby given that Special General Meeting of Shareholders will be held on Monday, November 3, 2025, at 3:00 p.m. Israel time at the Company’s offices, at 26 Ben Gurion Street, Ramat Gan, Israel.

The agenda of the special meeting will be as follows:

1. To increase the Company’s authorized share capital by 22,000,000,000, such that following the increase, the authorized share capital shall be 42,000,000,000 ordinary shares, no par value per share, and to amend the Company’s articles of association (the “Article of Association”) accordingly.

2. To approve a reverse split of the Company’s ordinary shares, no par value per share, at a ratio of one (1) ordinary share for three thousand (3,000) ordinary shares, so that each three thousand (3,000) ordinary shares of the Company, no par value per share, shall be recapitalized into one (1) ordinary share of the Company, no par value per share, and to amend the Company’s Articles of Association accordingly.

Only shareholders and holders of ordinary shares represented by ADSs at the close of business on October 9, 2025, are entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. You are cordially invited to attend the special meeting in person.

If you are unable to attend the special meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the special meeting may revoke their proxies and vote their shares in person.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange (the “TASE”) may either vote their shares in person at the special meeting by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares on the Record Date, or send such certificate along with a duly executed proxy (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to us at 26 Ben Gurion Street, Ramat Gan, Israel Attention: Chief Financial Officer.

By Order of the Board of Directors

/s/ Dr. Pnina Fishman, Chairman
Chairman of the Board
October 3, 2025

26 Ben Gurion Street, Ramat Gan, Israel
PO Box 7537
Petach Tikva 4951778
Israel

PROXY STATEMENT

FOR SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 3, 2025

This Proxy Statement is furnished to our holders of ordinary shares, no par value per share, and holders of our ordinary shares that are represented by American Depository Shares (“ADSs”) in connection with the Special General Meeting of Shareholders, to be held on Monday, November 3, 2025, at 3:00 p.m. Israel time at our offices, 26 Ben Gurion Street, Ramat Gan, Israel, or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “Can-Fite”, “we”, “us”, “our” and the “Company” to refer to Can-Fite BioPharma Ltd. and terms such as “you” and “your” to refer to our shareholders and ADS holders.

Agenda Items

The agenda of the special meeting will be as follows:

1. To increase the Company’s authorized share capital by 22,000,000,000, such that following the increase, the authorized share capital shall be 42,000,000,000 ordinary shares, no par value per share, and to amend our articles of association (the “Article of Association”) accordingly.

2. To approve a reverse split of the Company’s ordinary shares, no par value per share, at a ratio of one (1) share for three thousand (3,000) ordinary shares, so that each three thousand (3,000) ordinary shares of the Company, no par value per share, shall be recapitalized into one (1) ordinary share of the Company, no par value per share, and to amend the Company’s Articles of Association accordingly.

We currently are unaware of any other matters that may be raised at the special meeting. Should any other matters be properly raised at the special meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” each of the proposals on the agenda.

Who Can Vote

Only shareholders and ADS holders at the close of business on October 9, 2025, shall be entitled to receive notice of and to vote at the special meeting.

How You Can Vote

You can vote your ordinary shares by attending the annual meeting. If you do not plan to attend the special meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a Tel Aviv Stock Exchange, or TASE, member) and shares underlying ADSs that you hold. Record holders of shares will receive proxy cards. Holders of shares in “street name” through a TASE member will also vote via a proxy card, but through a different procedure (as described below). Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record, you can submit your vote by completing, signing and submitting a proxy card, which has been published at www.magna.isa.gov.il and www.maya.tase.co.il and which will be accessible at the “Investor Information” portion of our website, as described below under “Shareholder Meetings”.

Please follow the instructions on the proxy card.

Shareholders Holding in “Street Name” through the TASE

If you hold ordinary shares in “street name,” that is, through a bank, broker or other nominee that is admitted as a member of the TASE, your shares will only be voted if you provide instructions to the bank, broker or other nominee as to how to vote, or if you attend the special meeting in person.

If voting by mail, you must sign and date a proxy card in the form filed by us on MAGNA on or about October 3, 2025 and attach to it a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares on the Record Date, and return the proxy card, along with the proof of ownership certificate, to us, as described in the instructions available on MAGNA.

If you choose to attend the special meeting (where ballots will be provided), you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the Record Date.

Holders of ADSs

Under the terms of the Deposit Agreement between the Company, The Bank of New York Mellon, as depositary (“BNY Mellon”) and the holders of our ADSs, BNY Mellon shall endeavor (insofar as is practicable) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to BNY Mellon. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by BNY Mellon from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by BNY Mellon for such purpose, BNY Mellon shall not vote or attempt to vote the shares represented by such ADSs.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which ADSs are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

Our Board of Directors urges you to vote your shares so that they will be counted at the special meeting or at any postponements or adjournments of the special meeting.

Solicitation of Proxies

By appointing “proxies”, shareholders and ADS holders may vote at the special meeting whether or not they attend. If a properly executed proxy in the attached form is received by us at least 48 hours prior to the special meeting (and received by BNY Mellon no later than the date indicated on the voting instruction card, in the case of ADS holders), all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matter described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the special meeting or any adjournment thereof. Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with us (in the case of holders of ordinary shares) or with BNY Mellon (in the case of holders of ADSs), a written notice of revocation or duly executed proxy bearing a later date.

Proxies are being distributed to shareholders and ADS holders on or about October 9, 2025. Certain officers, directors, employees, and agents of ours, none of whom will receive additional compensation therefore, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

To the extent you would like to submit a position statement with respect to any of the proposals described in this proxy statement pursuant to the Companies Law, 5759-1999 (the “Israeli Companies Law”), you may do so by delivery of appropriate notice to our offices (Attention: Chief Financial Officer) located at 26 Ben Gurion Street, Ramat Gan, Israel, not later than ten days before the convening of the special meeting (i.e., October 24, 2025). Response of the Board of Directors to the position statement may be submitted not later than five days before the convening of the special meeting (i.e., October 29, 2025).

Quorum

At the close of business on October 3, 2025, we had outstanding 5,121,874,593 ordinary shares. Each ordinary share (including ordinary shares represented by ADSs) outstanding as of the close of business on the Record Date is entitled to one vote upon each of the matters to be voted on at the special meeting.

Under our articles of association, the annual meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one week (to the same day, time and place), or to later date if so specified in the notice of the meeting. At the reconvened meeting, if there is no quorum within half an hour from the time scheduled for the meeting, any number of our shareholders present in person or by proxy shall constitute a lawful quorum.

Vote Required for Each Proposal

The approval of Proposal 1 and 2 is subject to the affirmative vote of the holders of a majority of the voting power represented and voting on such proposal in person or by proxy.

If you provide specific instructions (mark boxes) with regard to certain proposals, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors. The proxy holders will vote in their discretion on any other matters that properly come before the meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares (or ADSs representing shares) beneficially in a street name, your shares will also not be voted at the meeting if you do not return your proxy card or voting instruction card to instruct your broker or BNY Mellon how to vote. For all proposals, a broker (and BNY Mellon) may only vote in accordance with instructions from a beneficial owner of shares or ADSs.

Availability of Proxy Materials

Copies of the proxy card and voting instruction card, the Notice of the Special General Meeting and this Proxy Statement are available at the “Investor Information” portion of our website, www.canfite.com. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the Securities and Exchange Commission, or Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

PROPOSAL 1:

PROPOSAL TO INCREASE AUTHORIZED SHARE CAPITAL

Background

Our authorized share capital is 20,000,000,000 ordinary shares, with no par value. As of October 3, 2025, we had 5,121,874,593 ordinary shares issued and outstanding and we had no preferred shares outstanding. In addition, as of October 3, 2025, 74,799,000 ordinary shares are issuable or will become issuable upon the exercise of stock options, with no options available for future issuances under our 2013 Share Option Plan and 74,000,000 ordinary shares are issuable or will become issuable upon the exercise of stock options, with an additional 26,000,000 ordinary shares reserved for future issuance under our 2023 Option Plan, and 9,187,288,893 ordinary shares represented by 30,624,296 ADSs are issuable upon exercise of outstanding warrants. Accordingly, 5,542,037,514 ordinary shares remain unissued and unreserved.

The proposal to increase the authorized share capital of the Company is designed to enable us to have sufficient authorized share capital for the upcoming years and in order that the increase in authorized share capital would allow us to meet our future business needs as they arise. These needs could include, among other things, the sale of shares in public and private offerings to raise additional capital, the purchase of property or assets, the acquisition of other companies, the use of shares for various equity compensation and other employee benefit plans and arrangements, the declaration of share splits or dividends, and other bona fide corporate purposes.

The possible future issuance of equity securities consisting of ordinary shares, ADSs or securities convertible into ordinary shares could affect our current shareholders in a number of ways, including the following: (i) diluting the voting power of the current holders of ordinary shares or ADSs; (ii) diluting the market price of the ordinary shares or ADSs, to the extent that the new ordinary shares or ADSs are issued and sold at prices below current trading prices of the existing ordinary shares or ADSs, or if the issuance consists of equity securities convertible into ordinary shares or ADSs, to the extent that the securities provide for the conversion into ordinary shares or ADSs at prices that could be below current trading prices of the ordinary shares or ADSs; and (iii) diluting the book value per share of the outstanding ordinary shares or ADSs.

We intend to increase our authorized share capital by an additional 22,000,000,000 ordinary shares, such that following the increase, our authorized share capital will consist of 42,000,000,000 ordinary shares, with no par value, without giving effect to the reverse share split described in Proposal 2. If Proposals 1 and 2 are both passed and the reverse share split is effected, then our increased authorized share capital shall decrease in proportion to the ratio of the reverse share split adopted by our Board of Directors. The passing of Proposal 1 is not subject to the approval of Proposal 2.

After the increase, all ordinary shares issuable from our authorized share capital would have the same voting rights and rights to any dividends or other distributions by us as the ordinary shares currently issuable from our share capital.

Proposed Resolution

We are proposing adoption by our shareholders of the following resolution at the annual meeting:

“RESOLVED, that the increase to our authorized share capital by 22,000,000,000, such that following the increase, the authorized share capital shall equal to 42,000,000,000 ordinary shares, no par value per share, and the corresponding amendment to our articles of association be, and hereby is, approved in all respects, without giving effect to the reverse share split described in Proposal 2. If Proposals 1 and 2 are both passed and the reverse share split is effected, then our increased authorized share capital shall decrease in proportion to the ratio of the reverse share split adopted by our board of directors. The passing of Proposal 1 is not subject to the approval of Proposal 2.”

Required Vote

Under the Israeli Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Board Recommendation

Our Board of Directors recommends a vote FOR the foregoing proposal.

PROPOSAL 2:

APPROVAL OF A REVERSE SHARE SPLIT OF THE COMPANY’S SHARE CAPITAL AND

AN AMENDMENT OF THE ARTICLES OF ASSOCIATION ACCORDINGLY

Background

Following the approval of the Company’s Board of Directors, the shareholders of the Company are requested to approve a reverse share split of the Company’s ordinary shares at a ratio of 1-for-3,000 (the “Reverse Split”). The Company’s ADSs are listed for trading on the NYSE American, each ADS currently represents 300 ordinary shares. Due to the decline in the share price of the Company’s ordinary shares, the Company’s Board of Directors recommends a reverse share split of our issued and outstanding ordinary shares to make such ordinary shares more attractive to a broader range of investors, including professional investors, institutional investors and the general investing public and so that it may generate additional interest and trading in our ordinary shares.

The implementation of the Reverse Split will result in the reduction of the number of authorized as well as the issued and outstanding ordinary shares in accordance with the exchange ratio (1:3,000), and will not change the par value per ordinary shares. For example, if the Reverse Split is approved, the authorized share capital of the Company will be reduced from 42,000,000,000 ordinary shares (following the increase pursuant to Proposal No. 1) to 14,000,000 ordinary shares. The 5,121,874,593 ordinary shares currently outstanding, will be reduced to approximately 1,707,292 ordinary shares.

In addition, the exercise price and the number of ordinary shares issuable pursuant to outstanding convertible securities, such as options and warrants, will be adjusted pursuant to the terms of such instruments in connection with the Reverse Split. Furthermore, upon completion of the Reverse Split, the number of ordinary shares issuable pursuant to the Company’s equity incentive plans shall be proportionately adjusted.

If the Reverse Split is approved, then the Board of Directors will have the authority to decide on the date to implement the Reverse Split. Following such determination by the Company’s Board of Directors, the Company will issue a press release announcing the effective date of the Reverse Split.

The Reverse Split will be effected simultaneously for all of the Company’s ordinary shares, and the exchange ratio will be the same for all ordinary shares. The Reverse Split will affect all of the Company’s shareholders uniformly and will not affect any shareholder’s percentage ownership interests in the Company, relative voting rights or other rights. Ordinary shares issued pursuant to the Reverse Split will remain fully paid and non-assessable.

No fractional shares will be issued as a result of the Reverse Split.  Instead, all fractional shares will be rounded up to the nearest whole ordinary share.

Upon the implementation of the Reverse Split, the Company intends to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to affect the Reverse Split for their beneficial holders holding the Company’s ordinary shares in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold the Company’s ordinary shares with a bank, broker, custodian or other nominee and who have any queries in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

While the Company’s Board of Directors believes that the potential advantages of a Reverse Split outweigh any actual or potential disadvantages, if the Company does effect a Reverse Split there can be no assurance that (i) the Company’s ordinary shares and/or ADSs will trade at a price in proportion to the decrease in the number of outstanding shares resulting from the Reverse Split; (ii) the liquidity of the Company’s ordinary shares and/or ADSs will not be adversely affected by the reduced number of shares that would be outstanding and available for trading after the Reverse Split; (iii) engaging in a Reverse Split will not be perceived in a negative manner by investors, analysts or other stock market participants; or, (iv) the Reverse Split will not result in some shareholders owning “odd-lots” of less than 100 ordinary shares, potentially resulting in higher brokerage commissions and other transaction costs than the commissions and costs of transactions in “round-lots” of even multiples of 100 shares.

In addition, the Board of Directors has determined that upon the implementation of the Reverse Split, each outstanding ADS will be adjusted such that the number of ordinary shares underlying each ADS will be reduced on the same proportionate basis as the reduction in the issued and outstanding Ordinary Shares such that one ADS will represent one ordinary share. The effective date of such ratio change of the ADSs has not been determined, and the Company’s Board of Directors has the authority to effect such ADS ratio change.

The Board of Directors believes that the Reverse Split is appropriate and in the best interest of the Company’s shareholders.

THE U.S. AND ISRAELI TAX CONSEQUENCES OF THE REVERSE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER.  ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF THE REVERSE SPLIT.

Proposed Resolution

It is proposed that at the special meeting the following resolution be adopted:

“RESOLVED, to approve a reverse share split of the Company’s ordinary shares at a ratio of 1-to-3,000, and to amend the Company’s Articles of Association accordingly.”

Required Vote

Under the Israeli Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Board Recommendation

Our Board of Directors recommends a vote FOR the foregoing proposal.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the annual meeting, but, if any other matters are properly presented at the annual meeting, the persons named in the attached form of proxy will vote upon such matters in accordance with their best judgment.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER AND ADS HOLDERS VOTE HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED OCTOBER 3, 2025. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN OCTOBER 3, 2025, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS AND ADS HOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

/s/ Dr. Pnina Fishman, Chairman
Chairman of the Board
Dated: October 3, 2025